                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                            Armstrong Holdings, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    042384107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box | |.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

---------------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 2 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    KELLOGG CAPITAL GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,765,326
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,765,326
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,765,326
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    BD
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 3 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    KELLOGG GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,765,326
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,765,326
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,765,326
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 4 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CHARLES KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,765,326
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,765,326
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,765,326
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 5 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LEE KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,765,326
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,765,326
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,765,326
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 6 of 18 Pages
----------------------                                    ----------------------

         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.  SECURITY AND ISSUER.

(a)      Class of Securities:       Common  Stock,  $1.00 par value (the "Common
                                    Stock").

(b)      Issuer:                    Armstrong Holdings, Inc. (the "Issuer"). The
                                    address of the principal  executive  offices
                                    of the Issuer is P.O.  Box 3001,  Lancaster,
                                    Pennsylvania 17604.

Item 2.  IDENTITY AND BACKGROUND.

         (a-c and f) The persons  filing  this  statement  are  Kellogg  Capital
Group, LLC ("Kellogg"),  a New York limited  liability  company,  Kellogg Group,
LLC, a New York limited liability company ("Kellogg Group"),  Charles Kellogg, a citizen of the  United  States of  America,  and Lee  Kellogg,  a citizen of the
United  States of  America.  Kellogg,  Kellogg  Group,  Charles  Kellogg and Lee
Kellogg are each  referred  to herein  individually  as a  Reporting  Person and collectively  as the  Reporting  Persons.  The  principal  business  address  of
Kellogg,  Kellogg  Group,  Charles  Kellogg and Lee Kellogg is 55 Broadway,  4th
Floor, New York, NY 10006.

         The  principal  business of Kellogg is  investing  in  securities.  The principal  business of Kellogg Group is serving as a non  broker-dealer  holding company for four broker-dealers,  including Kellogg. The name, business address, present  principal  occupation or employment  and  citizenship of each executive officer and executive committee member of Kellogg Group is set forth on Schedule
A hereto. Kellogg has no officers or directors.

         The principal occupation of Charles Kellogg is serving as a controlling member of Kellogg Group and the Chief Executive Officer and a member of the Executive  Committee of Kellogg  Group.  The principal  occupation of Lee
Kellogg  is  serving  as the  principal  of Kellogg  Design  Inc.,  an  interior designer. Lee Kellogg is also a controlling member of Kellogg Group.

         Each of Charles Kellogg, Lee Kellogg and Kellogg Group is in a position to directly and indirectly determine the investment and voting decisions made by
Kellogg.  Accordingly,  the Reporting Persons are hereby filing a joint Schedule
13D. Each of Charles Kellogg,  Lee Kellogg and Kellogg Group disclaim beneficial ownership  of the shares of the  Issuer's  Common  Stock  beneficially  owned by
Kellogg except to the extent of their pecuniary interest therein.

         (d) Neither the  Reporting  Persons nor any person listed in Schedule A has,  during  the last five  years,  been  convicted  in a  criminal  proceeding
(excluding traffic violations or similar misdemeanors).

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 7 of 18 Pages
----------------------                                    ----------------------

         (e) Neither the  Reporting  Persons nor any person listed in Schedule A has, during the last five years,  been party to a civil proceeding of a judicial or  administrative  body  of  competent  jurisdiction  and as a  result  of such proceeding  was or is subject to a  judgment,  decree or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the shares of the Issuer's Common Stock purchased  by Kellogg  and  reported  in this  Schedule  13D (the  "Shares")  is approximately  $485,617,  including brokerage commissions.  Purchases to date by
Kellogg of the Shares reported herein as beneficially  owned have been made from
Kellogg's working capital and any and all shares of the Issuer's Common Stock to be acquired in the future shall be effected with Kellogg's working capital.

Item 4.  PURPOSE OF TRANSACTION.

         On  October  19,  2006,  Kellogg  delivered  a letter  to the  board of directors  of the Issuer  expressing  its desire to learn more about the various claims the Issuer has against Armstrong World  Industries,  Inc. ("AWI") and the potential  benefits the Issuer may be entitled to following AWI's emergence from bankruptcy.  Kellogg  also  expressed  its concern  with  potential  conflict of interest, independence and other issues based on the composition of the Issuer's
board  of  directors  and  particularly  the  Special   Committee  charged  with
negotiating the claims against AWI. Kellogg provided  recommended actions to the board of directors to resolve  these issues  including  appointing an additional director  who is a clear  "outsider"  to  overtake  or  oversee  the role of the
Special  Committee  and  providing  more  transparency  and  disclosure  to  the shareholders  regarding the Issuer's involvement in the AWI bankruptcy.  Kellogg also requested a conference call to discuss these matters.  A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

         The  Reporting  Persons  purchased  the Shares  based on the  Reporting
Persons'  belief that the Shares,  when  purchased,  represented  an  attractive
investment  opportunity.   Depending  upon  overall  market  conditions,   other
investment   opportunities   available  to  the  Reporting   Persons,   and  the
availability  of  Common  Stock  at  prices  that  would  make the  purchase  of additional  Common  Stock  desirable,  the  Reporting  Persons  may  endeavor to increase their position in the Issuer through,  among other things, the purchase of Common Stock on the open market or in private  transactions or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item
4 of  Schedule  13D  except as set  forth  herein  or such as would  occur  upon completion of any of the actions discussed above.  Kellogg intends to review its investment in the Issuer on a continuing  basis and engage in  discussions  with management  and the Board of Directors of the Issuer  concerning  the  business, operations  and future plans of the Issuer,  including  matters  relating to the emergence of  Armstrong  World  Industries,  Inc.  from  Chapter 11  bankruptcy.
Depending  on  various  factors  including,  without  limitation,  the  Issuer's financial position and investment strategy, the price levels of the Common

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 8 of 18 Pages
----------------------                                    ----------------------

Stock,  conditions in the securities  markets and general  economic and industry conditions,  Kellogg may in the future  take such  actions  with  respect to its investment in the Issuer as it deems appropriate including,  without limitation, seeking Board representation,  making proposals to the Issuer concerning changes to its capital  structure and operations,  purchasing  additional  Common Stock, selling some or all of its Shares,  engaging in short  selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of  business on October  18,  2006,  Kellogg may be deemed to own beneficially in the aggregate  4,765,326 Shares which  constitutes approximately  11.7% of the  outstanding  shares of the  Issuer's  Common  Stock
(based upon  40,664,034  shares of Common Stock  outstanding  as reported in the
Issuer's  Quarterly  Report on Form 10-Q filed with the  Securities and Exchange
Commission on July 27, 2006).  Kellogg Group, as the sole member of Kellogg, may be  deemed  to  beneficially  own  the  shares  of  the  Issuer's  Common  Stock beneficially  owned by Kellogg.  Charles  Kellogg and Lee Kellogg,  by virtue of their  status as  controlling  members  of Kellogg  Group,  may be deemed to own beneficially  the shares of the  Issuer's  Common  Stock  beneficially  owned by
Kellogg  Group,  and  consequently  Kellogg.  Charles  Kellogg,  Lee Kellogg and
Kellogg  Group  disclaim  beneficial  ownership  of such shares of the  Issuer's
Common Stock except to the extent of their pecuniary interest therein.

         (b) Each of Charles Kellogg, Lee Kellogg and Kellogg Group has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

         (c)  Schedule B annexed  hereto  lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

         (d) No person  other  than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described herein,  there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 9 of 18 Pages
----------------------                                    ----------------------

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.   Letter to Armstrong Holdings, Inc. dated October 19, 2006.

         2.   Joint Filing  Agreement by and among Kellogg  Capital Group,  LLC,
              Kellogg Group,  LLC, Charles Kellogg and Lee Kellogg dated October
              19, 2006.

         3.   Power of Attorney of each of Charles Kellogg and Lee Kellogg.

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 10 of 18 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2006                     KELLOGG CAPITAL GROUP, LLC

                                            By: /s/ Matthew Brand
                                                --------------------------------
                                            Name: Matthew Brand
                                            Title: Managing Director

                                            KELLOGG GROUP, LLC

                                            By: /s/ Matthew Brand
                                                --------------------------------
                                            Name: Matthew Brand
                                            Title: Managing Director

                                            /s/ Charles Kellogg
                                            ------------------------------------
                                            CHARLES KELLOGG

                                            /s/ Lee Kellogg
                                            ------------------------------------
                                            LEE KELLOGG

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 11 of 18 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

         The  name  and  present  principal  occupation  or  employment  of  the executive officers and executive committee members of Kellogg Group, LLC are set forth below. The business address of each such person is 55 Broadway, 4th Floor,
New York,  NY 10006.  All such  persons  are  citizens  of the Unites  States of
America.

NAME AND POSITION WITH                      PRESENT PRINCIPAL OCCUPATION
KELLOGG GROUP, LLC                          OR EMPLOYMENT
--------------------------                  -------------------------------
Charles Kellogg                             Chief Executive Officer
Chief Executive Officer                     Kellogg Group, LLC
                                            and Executive Committee Member

Christopher Carey                           Executive Committee Member
Executive Committee Member                  Kellogg Group, LLC

Greg Villany                                Executive Committee Member
Executive Committee Member                  Kellogg Group, LLC

Steve O'Grady                               Executive Committee Member
Executive Committee Member                  Kellogg Group, LLC

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 12 of 18 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS
 Shares of Common Stock            Price Per                      Date of
        Purchased                   Share($)                      Purchase
        ---------                   --------                      --------

                           KELLOGG CAPITAL GROUP, LLC
                           --------------------------

          552,333                    $0.073                       10/2/2006
          447,667                    $0.103                       10/2/2006
           50,000                    $0.132                       10/2/2006
          942,080                    $0.113                       10/2/2006
        1,250,246                    $0.103                       10/2/2006
          342,500                    $0.094                       10/2/2006
           50,000                    $0.060                       10/2/2006
            1,000                    $0.060                       10/2/2006
              900                    $0.060                       10/2/2006
            1,000                    $0.060                       10/2/2006
            7,000                    $0.060                       10/2/2006
            9,000                    $0.060                       10/2/2006
           10,000                    $0.060                       10/2/2006
           10,000                    $0.060                       10/2/2006
           10,000                    $0.060                       10/2/2006
            1,000                    $0.060                       10/2/2006
              100                    $0.060                       10/2/2006
           30,500                    $0.060                       10/2/2006
           10,000                    $0.070                       10/2/2006
            1,000                    $0.070                       10/2/2006
            1,000                    $0.070                       10/2/2006
            1,000                    $0.070                       10/2/2006
            6,000                    $0.070                       10/2/2006
            3,000                    $0.070                       10/2/2006
            1,000                    $0.070                       10/2/2006
            1,000                    $0.070                       10/2/2006
            1,000                    $0.070                       10/2/2006
            8,000                    $0.070                       10/2/2006
           20,000                    $0.070                       10/2/2006
            1,000                    $0.070                       10/2/2006
            1,000                    $0.075                       10/2/2006
            3,000                    $0.075                       10/2/2006
           30,000                    $0.075                       10/2/2006
            1,000                    $0.075                       10/2/2006
            1,000                    $0.075                       10/2/2006
              100                    $0.078                       10/2/2006
            5,900                    $0.078                       10/2/2006

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 13 of 18 Pages
----------------------                                    ----------------------

            1,000                    $0.079                       10/2/2006
            1,000                    $0.080                       10/2/2006
           10,000                    $0.080                       10/2/2006
            8,000                    $0.080                       10/2/2006
            8,000                    $0.080                       10/2/2006
            1,000                    $0.080                       10/2/2006
            8,000                    $0.080                       10/2/2006
           10,000                    $0.080                       10/2/2006
           15,000                    $0.080                       10/2/2006
            7,000                    $0.080                       10/2/2006
            2,000                    $0.080                       10/2/2006
            1,000                    $0.080                       10/2/2006
            1,000                    $0.080                       10/2/2006
            1,000                    $0.080                       10/2/2006
           10,000                    $0.080                       10/2/2006
           10,000                    $0.080                       10/2/2006
           10,000                    $0.080                       10/2/2006
           10,000                    $0.080                       10/2/2006
           15,000                    $0.080                       10/2/2006
           10,000                    $0.080                       10/2/2006
            1,000                    $0.080                       10/2/2006
            7,000                    $0.080                       10/2/2006
            2,000                    $0.080                       10/2/2006
           15,000                    $0.085                       10/2/2006
           15,000                    $0.085                       10/2/2006
            5,000                    $0.085                       10/2/2006
            5,000                    $0.085                       10/2/2006
           15,000                    $0.085                       10/2/2006

                               KELLOGG GROUP, LLC
                               ------------------
                                      None

                                 CHARLES KELLOGG
                                 ---------------
                                      None

                                   LEE KELLOGG
                                   -----------
                                      None

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 14 of 18 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

         Exhibit                                                         Page
         -------                                                         ----

1.       Letter to Armstrong Holdings, Inc. dated October 19, 2006.     15 - 16

2.       Joint Filing  Agreement by and among  Kellogg  Capital            17
         Group,  LLC,  Kellogg Group,  LLC, Charles Kellogg and
         Lee Kellogg dated October 19, 2006.

3.       Power of Attorney  of each of Charles  Kellogg and Lee            18
         Kellogg.

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 15 of 18 Pages
----------------------                                    ----------------------

                     [Kellogg Capital Group, LLC Letterhead]

Michael D. Lockhart
M. Edward Sellers
Jerre L. Stead
Armstrong Holdings, Inc.
P.O. Box 3001
Lancaster, PA 17604

Gentlemen:

         Kellogg Capital Group,  LLC is the beneficial owner of 4,765,326 shares of  common  stock of  Armstrong  Holdings,  Inc.  ("AHI" or the  "Company").  We
purchased  the shares based on our belief that they  represented  an  attractive investment  opportunity,  particularly  in view of claims  AHI has  against  its former subsidiary,  Armstrong World Industries  ("AWI"),  which is emerging from bankruptcy. Currently, little information is publicly available regarding AHI in its current state and the potential for unlocking the value of assets it has vis a vis AWI. AHI's potential assets as we understand them are:

         o        An inter-company claim against AWI worth up to $12 million
         o        An unknown portion of a $37 million tax refund
         o        Substantial NOLs potentially benefiting both AHI and AWI
         o        Recoveries of taxes paid by the "Armstrong group of companies"
                  in 2006

         We write to you because we wish to learn more about  these  assets (and any  potential  others)  and  your  efforts  to  maximize  their  value  through negotiation with AWI and otherwise.  Additionally, we are concerned by potential conflict of interest,  independence and other issues at AHI based on the board's composition.  We believe  these issues could impair the ultimate  value of these assets if they are not resolved.

         A key factor in maximizing the value of the aforementioned  assets will be AHI's  tenacity in  negotiating  with or litigating  against AWI.  Currently,
AHI's board has very close ties to AWI. First and foremost, Mr. Lockhart,  AHI's chairman,  is also the chairman of AWI. Until AWI's  emergence from  bankruptcy,
AWI and AHI were  integrally  intertwined  by  virtue of AWI  being  AHI's  sole operating  subsidiary.  Additionally,  AHI  and AWI  shared  board  members  and executives.  As a result, AHI board members M. Edward Sellers and Jerre L. Stead have long-term ties with AWI.

         Messrs.  Sellers and Stead make up the Special  Committee  charged with negotiating  the claims against AWI. Mr. Sellers is the Chairman and CEO of Blue
Cross Blue Shield of South  Carolina and The  Companion  Group of Companies  and
serves on the boards of six other corporations and endowment funds. Mr. Stead is the  Chairman of IHS,  Inc.,  a NYSE  company,  and serves on the boards of four other publicly traded companies. We hope these proven corporate leaders have the time necessary to aggressively pursue AHI's claims.

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 16 of 18 Pages
----------------------                                    ----------------------

         Furthermore,  it is unclear how the  interests of the AHI directors are aligned with those of the  stockholders  to maximize the value of the  foregoing assets.  Based on AHI's  Form 10-K for fiscal  2005,  as of  January  24,  2006,
Messrs.  Lockhart,  Sellers  and  Stead  owned  100,124,  0  and  4,400  shares, respectively, of AHI common stock (not including stock options), constituting in the aggregate less than 1% of the  outstanding  common stock.  With this nominal share  ownership,  what  incentive  does  management  have to maximize value for shareholders?  We worry that AHI might be treated as a very small loose end to a historic and massive  bankruptcy  case that management will be more motivated to expeditiously  resolve rather than to maximize its full value for the benefit of the shareholders.

         At least in perception, we think that the above issues raise legitimate conflict of interest and  independence  questions.  There are remedies - we will offer a few ideas.  The board might  consider the  appointment  of an additional director  who is a clear  "outsider"  to  overtake  or  oversee  the role of the
Special Committee - someone who could  authoritatively  serve independently in a trustee capacity. We also believe the board should provide more transparency and disclosure to the  shareholders  it represents  regarding its involvement in the
AWI bankruptcy.  Specifically, the Company should issue a press release or other public filing that  provides  clear and detailed  disclosure  about all of AHI's claims,  AWI's defenses to such claims and estimates of recovery  ranges for all claims as well as a timeline for such recoveries. We are particularly interested in  understanding  the nature of the tax assets in question as well as AHI's and
AWI's  opposing  views on their usage.  An open forum is all the more  important right now as these  negotiations will be taking place behind closed doors rather than  in the  light  of the  bankruptcy  court  where  shareholder  scrutiny  is available.

         To our  knowledge,  no  settlements  have yet been  reached with AWI on these four claims. We also have no information that would imply that AHI needs a timely  resolution to any of its claims.  As such, we urge you not to enter into
any   settlements   prior  to  the   installation   of  greater   oversight  and
accountability  measures at AHI either in the form of our recommended actions or otherwise.

         Please contact us at your earliest convenience to schedule a conference call. Thank you for your consideration.

                                            Best regards,

                                            /s/ Matt Brand
                                            ------------------------------------
                                            Matt Brand
                                            Kellogg Capital Group, LLC
                                            Managing Director

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 17 of 18 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated  October
19, 2006  (including  amendments  thereto)  with  respect to the Common Stock of
Armstrong  Holdings,  Inc.  This  Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated:   October 19, 2006                   KELLOGG CAPITAL GROUP, LLC

                                            By: /s/ Matthew Brand
                                                --------------------------------
                                            Name: Matthew Brand
                                            Title: Managing Director

                                            KELLOGG GROUP, LLC

                                            By: /s/ Matthew Brand
                                                --------------------------------
                                            Name: Matthew Brand
                                            Title: Managing Director

                                            /s/ Charles Kellogg
                                            ------------------------------------
                                            CHARLES KELLOGG

                                            /s/ Lee Kellogg
                                            ------------------------------------
                                            Lee Kellogg

----------------------                                    ----------------------
CUSIP No. 042384107                   13D                    Page 18 of 18 Pages
----------------------                                    ----------------------

                          POWER OF ATTORNEY OF EACH OF
                         CHARLES KELLOGG AND LEE KELLOGG

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS,  THAT CHARLES  KELLOGG hereby  appoints  Matthew
Brand,  his true and lawful  attorney for him and in his name for the purpose of executing  on his  behalf  the  Statement  on  Schedule  13D  and/or 13G and any
amendments  thereto in  connection  with his  beneficial  ownership of shares of common stock of Armstrong Holdings, Inc. and causing such forms to be filed with the Securities  and Exchange  Commission  and any  nationally  recognized  stock exchange. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

IN WITNESS  WHEREOF,  the  undersigned has caused this instrument to be executed this 19th day of October, 2006.

CHARLES KELLOGG

/s/ Charles Kellogg
---------------------------

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS,  THAT LEE KELLOGG hereby appoints Matthew Brand, her  true  and  lawful  attorney  for her and in her  name  for the  purpose  of executing  on her  behalf  the  Statement  on  Schedule  13D  and/or 13G and any
amendments  thereto in  connection  with her  beneficial  ownership of shares of common stock of Armstrong Holdings, Inc. and causing such forms to be filed with the Securities  and Exchange  Commission  and any  nationally  recognized  stock exchange. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

IN WITNESS  WHEREOF,  the  undersigned has caused this instrument to be executed this 19th day of October, 2006.

LEE KELLOGG

/s/ Lee Kellogg
---------------------------